Exhibit (4)(a)(3)

Amendment to

Investment Management and Administration Agreement

Dated as of November 27, 2019

THIS AMENDMENT is made as of November 27, 2019 between PACE SELECT ADVISORS TRUST, a Delaware statutory trust (“Trust”), and UBS ASSET MANAGEMENT (AMERICAS) INC. (formerly known as UBS Global Asset Management (Americas) Inc.) (“UBS AM”), a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

WHEREAS, the Trust and UBS AM have entered into an Investment Management and Administration Agreement dated as of August 1, 2008, as may be amended from time to time; and

WHEREAS, UBS Government Money Market Investments Fund (formerly known as PACE Government Money Market Investments and UBS PACE Money Market Investments) (the “Fund”) is a series of the Trust; and

WHEREAS, the Trust’s Board of Trustees has approved a reduction in the advisory fee for the Fund from an annual rate of 0.250% of the Fund’s daily average net assets to 0.150% of the Fund’s average daily net assets;

NOW THEREFORE, Schedule I to the Agreement is hereby amended as follows:

The section of Schedule I pertaining to “UBS PACE Money Market Investments” is deleted in its entirety and replaced with the following:

UBS Government Money Market Investments Fund	0.150%

IN WITNESS WHEREOF; the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

Attest:	PACE® Select Advisors Trust

/s/ Eric Sanders	/s/ Keith A. Weller
Name: Eric Sanders	Name: Keith A. Weller
Title: Vice President and Assistant Secretary	Title: Vice President and Secretary

Attest:	UBS Asset Management (Americas) Inc.

/s/ Rose Ann Bubloski	/s/ Joanne M. Kilkeary
Name: Rose Ann Bubloski	Name: Joanne M. Kilkeary
Title: Director	Title: Executive Director